Exhibit 99.9

Gewone Algemene Vergadering van 29 april 2025 Annual Shareholders’ Meeting of April 29, 2025

Kennisgeving van deelname	Notification of participation
(enkel te gebruiken door houders van aandelen op naam of inschrijvingsrechten, die geregistreerd werden op 15 april 2025)	(to be used by holders of registered shares or subscription rights only, registered on 15 April 2025)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

heeft kennis genomen van de agenda van de Gewone Algemene Vergadering van Galapagos NV (een naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder het nummer 0466.460.429) (de “Vennootschap”),	has taken note of the agenda of the Annual Shareholders’ Meeting of Galapagos NV (a limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under the number 0466.460.429) (the“Company”),

die zal plaatsvinden op dinsdag 29 april 2025 om 14.00 uur(Belgische tijd) op de zetel van de Vennootschap,	to be held on Tuesday April 29, 2025 at 2.00 p.m. (Belgian time) at the registered office of the Company,

en brengt de Vennootschap hierbij op de hoogte van zijn/haar voornemen om deel te nemen aan de Gewone Algemene Vergadering die zal plaatsvinden op dinsdag 29 april 2025,	and hereby notifies the Company of his/her/its intention to participate in the Annual Shareholders’ Meeting to be held on Tuesday April 29, 2025,

met de volgende effecten:	with the following securities:

	aandelen op naam en/of		registered shares and/or

	inschrijvingsrechten		subscription rights
(Aantal)		(Number)

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

De ondertekende kennisgeving dient uiterlijk op 23 april 2025 bij Galapagos NV toe te komen. Deze moet worden bezorgd per e-mail (shareholders@glpg.com) ofwel met de post (Galapagos NV, t.a.v. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed notification must be received by Galapagos NV at the latest on April 23, 2025. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

De ondergetekende is ermee uitdrukkelijk akkoord dat de Engelse vertaling van deze kennisgeving slechts een vrije vertaling is en enkel ter informatie, en dat de Nederlandse versie voorrang heeft op de Engelse versie	The undersigned expressly agrees that the English translation of the present notification is a free translation and for information purposes only, and that the Dutch version shall prevail over the English translation.

Aandeelhouders die willen stemmen per brief of zich willen laten vertegenwoordigen moeten ook voldoen aan de relevante voorwaarden zoals beschreven in de oproeping tot de Gewone Algemene Vergadering.	Shareholders who wish to vote by letter or which to be represented by proxy, must also comply with the relevant conditions as described in the convening notice to the Annual Shareholders’ Meeting.

Galapagos NV | Volmacht GAV 29 april 2025 | Proxy AGM April 29, 2025

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